Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

VODAFONE GROUP PUBLIC LIMITED COMPANY ANNOUNCES PRICING OF TENDER OFFERS

(Newbury, Berkshire – England) – March 26, 2021 – Vodafone Group Plc (“Vodafone” or the “Company”) announced today the pricing of its previously announced 10 concurrent, but separate, offers to purchase for cash any and all of the outstanding series of notes listed in the table below (collectively, the “Notes”) upon the terms of and subject to the conditions in the offer to purchase dated March 19, 2021 (the “Offer to Purchase”) and the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery,” and together with the Offer to Purchase, the “Tender Offer Documents”). The Company’s obligation to complete an Offer with respect to a particular series of Notes is conditioned on the aggregate Purchase Price Consideration for the Offers (excluding the applicable Accrued interest), after taking into account Notes of each series accepted for purchase with a higher Acceptance Priority Level, not exceeding €4,000,000,000 (or the as-converted equivalent, if applicable, as converted on the basis set forth in the Offer to Purchase) (the “Cash Cap”), subject to the provisions set forth in the Offer to Purchase (the “Maximum Purchase Price Condition”).

The offers to purchase with respect to each series of Notes are referred to herein as the “Offers” and each, an “Offer.” The Notes denominated in U.S. dollars are referred to herein as “Dollar Notes” and the Notes denominated in Euros are referred to herein as “Euro Notes.” Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

Upon the terms and subject to the conditions set forth in the Tender Offer Documents, the Purchase Price Consideration (as defined in the Offer to Purchase) for each series of Notes is set forth in the following table:

Acceptance Priority Level	Title of Security	CUSIP / ISIN	Outstanding Principal Amount	Reference U.S. Treasury Security	Bloomberg Reference Page(1)	Reference Yield (%)	Fixed Spread (basis points)	Fixed Yield (%)	Purchase Price Consideration(2)(3)
1	3.750% Notes due January 2024	92857WBH2 / US92857WBH25	$2,000,000,000	UST 0.25% due March 15, 2024	FIT1	0.303	30	N/A	$1,087.07
2	1.750% Notes due August 2023	N/A / XS1372838679	€1,250,000,000	N/A	N/A	N/A	N/A	-0.35	€1,050.83
3	4.65% Notes due January 2022	N/A / XS0479869744	€1,250,000,000	N/A	N/A	N/A	N/A	-0.45	€1,041.54
4	Floating Rate Notes due January 2024	92857WBN9 / US92857WBN92	$1,000,000,000	N/A	N/A	N/A	N/A	N/A	$1,022.00
5	5.375% Notes due June 2022	N/A / XS0304458051	€500,000,000	N/A	N/A	N/A	N/A	-0.45	€1,069.46
6	0.500% Notes due January 2024	N/A / XS1499604905	€750,000,000	N/A	N/A	N/A	N/A	-0.25	€1,021.39
7	0.375% Notes due November 2021	N/A / XS1574681620	€1,000,000,000	N/A	N/A	N/A	N/A	-0.45	€1,005.38
8	1.250% Notes due August 2021	N/A / XS1372838240	€751,639,000	N/A	N/A	N/A	N/A	-0.45	€1,006.92
9	2.950% Notes due February 2023	92857WBC3 / US92857WBC38	$897,402,000.00	UST 0.125% due February 28, 2023	FIT1	0.137	15	N/A	$1,050.05
10	2.50% Notes due September 2022	92857WAZ3 / US92857WAZ32	$603,476,000.00	UST 0.125% due February 28, 2023	FIT1	0.137	15	N/A	$1,032.86

(1)	The page on Bloomberg from which the Dealer Managers quoted the bid-side price of the applicable Reference U.S. Treasury Security.
(2)	Per $1,000 or €1,000, as applicable, in principal amount of each series of Notes validly tendered at or prior to the Expiration Time or the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures, not validly withdrawn and accepted for purchase.
(3)	The Purchase Price Consideration for the Fixed Spread Notes (as defined in the Offer to Purchase) was calculated at or around 11:00 a.m., New York City time, today (the “Price Determination Time”) in accordance with standard market practice, as described in the Offer to Purchase.

The Offers will expire at 5:00 p.m., New York City time, on March 26, 2021 (such date and time, as the same may be extended, the “Expiration Time”). Notes tendered may be validly withdrawn at any time at or prior to the Expiration Time, but not thereafter. The FX Rate (as defined in the Offer to Purchase) to be used for purposes of determining whether the Maximum Purchase Price Consideration Condition is satisfied for any Offer was determined at the Price Determination Time to be $1.1788 per €1.00.

The “Results Announcement Date” is expected to be March 29, 2021, unless the Offers are extended. In respect of accepted Notes that are delivered at or prior to the Expiration Time, the Company expects the Settlement Date to occur on the second business day after the Expiration Time, March 30, 2021. In respect of accepted Notes that are delivered pursuant to the Guaranteed Delivery Procedures, the Company expects the Guaranteed Delivery Settlement Date to occur on the business day after the Guaranteed Delivery Date, March 31, 2021.

In addition to the applicable Purchase Price Consideration, Holders whose Notes are accepted for purchase will be paid the applicable Accrued Interest. Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers.

The Company’s obligation to accept and pay for Notes validly tendered pursuant to the Offers is subject to the satisfaction of certain conditions described in the Offer to Purchase, including the Maximum Purchase Price Consideration Condition. The Company reserves the right, subject to applicable law, to waive any and all conditions to the Offers.

Holders are advised to check with any intermediary (as defined in the Offer to Purchase) through which they hold Notes as to when such intermediary needs to receive instructions from a Holder in order for that Holder to be able to participate in, or (in the circumstances in which revocation is permitted) revoke their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by each clearing system for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

The Company has retained HSBC Bank plc, Merrill Lynch International, MUFG Securities EMEA plc, NatWest Markets Plc and RBC Capital Markets, LLC / RBC Europe Limited as Dealer Managers and D.F. King Ltd. as Information and Tender Agent (the “Information and Tender Agent”) for the purposes of the Offers.

Questions regarding procedures for tendering Notes may be directed to D.F. King Ltd. at +44 20 7920 9700 (London), +1 (212) 269-5550 (New York City) or +1 (877) 732-3614 (New York City toll-free), or by email to vodafone@dfkingltd.com. Questions regarding the Offers may be directed to HSBC Bank plc at +1 888 HSBC 4LM (toll free), +1 (212) 525 5552 or +44 20 7992 6237 (in London), or by email to liability.management@hsbcib.com, Merrill Lynch International at +1 (888) 292-0070 (toll free), +1 (980) 387-3907 or +44-20-7996-5420 (in London) or by email to dg.lm-emea@bofa.com, to MUFG Securities EMEA plc at +1 (877) 744-4532 (toll free), +1 (212) 405-7481 or +44 20 7577 4218 (in London) or by email to DCM-LM@int.sc.mufg.jp, to NatWest Markets Plc at +1 (866) 884-2071 (toll free), +1 (203) 897 6166 or +44 20 7678 5222 (in London) or by email to liabilitymanagement@natwestmarkets.com and to RBC Capital Markets, LLC / RBC Europe Limited at +1 (877) 381-2099 (toll free), +1 (212) 618-7843 or +44 20 7029 7063 (in London) or by email to liability.management@rbccm.com.

This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

The distribution of announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

Offer and Distribution Restrictions

Italy

None of the Offers, this announcement, the Offer to Purchase or any other document or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Each Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offers are not being made, directly or indirectly, and neither this announcement, the Offer to Purchase nor any other document or material relating to the Offers has been or shall be distributed, to the public in the Republic of France other than to qualified investors (investisseurs qualifiés) within the meaning ascribed to them in, and in accordance with, Article 2(e) of the Regulation (EU) 2017/1129. Neither this announcement nor the Offer to Purchase has been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither the Offer to Purchase nor any other brochure, document or material related thereto have been, or will be, submitted or notified to, or approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten). In Belgium, the Offers do not constitute public offerings within the meaning of Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (loi relative aux offres publiques d’acquisition/wet op de openbare overnamebiedingen), as amended or replaced from time to time. Accordingly, the Offers may not be, and are not being advertised, and this Offer to Purchase, as well as any brochure, or any other material or document relating thereto (including any memorandum, information circular, brochure or any similar document) may not, have not and will not be distributed, directly or indirectly, to any person located and/or resident within Belgium, other than those who qualify as qualified investors (investisseurs qualifiés/qekwalificeerde beleggers), within the meaning of Article 2, e), of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC acting on their own account. Accordingly, the information contained in this Offer to Purchase or in any brochure or any other document or material relating thereto may not be used for any other purpose, including for any offering in Belgium, except as may otherwise be permitted by law, and shall not be disclosed or distributed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers’ affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager’s affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company’s intent, beliefs or current expectations about the future and can be recognized by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realized, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.